Exhibit 99.2

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

			Additional	Accumulated Other		Total
	Ordinary shares		paid-in	comprehensive	Accumulated	shareholders'
	Shares	Amount	Capital	loss	deficit	equity
Balance as of December 31, 2011	9,987,777	$1,146	$107,572	$(690)	$(102,840)	$5,188

Exercise of options , rights and warrants	519,715	53	683	-	-	736
Tax benefit related to exercise of stock options			40			40
Stock-based compensation	-	-	736	-	-	736
Net change in accumulated comprehensive income	-	-	-	18	-	18
Conversion of convertible debt	316,491	61	1,251	-	-	1,311
Exercise of rights related to convertible debt	95,947	10	36			46
Net Income	-	-	-	-	1,486	1,487
Balance as of December 31, 2012 (Unaudited)	10,919,930	$1,270	$110,318	$(672)	$(101,354)	$9,562

*) On July 19, 2012, the Company performed a reverse stock split of the Company's ordinary shares of four (4) for one (1).
The earning per share figures and the share data presented for all prior periods were restated to reflect the effects of the reverse stock split.